EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 23, 2015

Seabridge Gold Reports 52% Resource Expansion for KSM’s Deep Kerr Deposit
Estimated 782 million tonne inferred resource averages 0.54% copper and 0.33 g/T gold
Deposit now contains estimated 8.2 million ounces gold, 9.3 billion pounds copper

Toronto, Canada… Seabridge Gold today announced that an updated independent mineral resource estimate for the Deep Kerr Deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada now states an inferred resource of 782 million tonnes grading 0.54% copper and 0.33 g/T gold (8.2 million ounces of gold and 9.3 billion pounds of copper). In addition, the Company expects to announce the first resource estimate for the new Iron Cap Lower Zone shortly.

Seabridge Chairman and CEO Rudi Fronk noted that “the size of Deep Kerr is growing rapidly while maintaining its grade. Furthermore, the shape of the deposit is expected to support the most cost-effective underground mining methodologies and this resource estimate has been carefully limited by this consideration. We therefore have every confidence that Deep Kerr represents an outstanding opportunity for a large, high margin operation attractive to major base metal miners and gold producers. Furthermore, we have not yet found the limits of the very large mineralizing system that created Deep Kerr.” The Company plans to continue exploration at KSM this year using the proceeds of a $14.2 million bought deal flow-through equity financing announced on March 10, 2015.

Gold and copper grades were estimated by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods within geologically constrained gold and copper grade domains constructed for the Deep Kerr zone.  Trend plane search strategies were defined for four distinct structural domains.  Copper and gold domains were similar to those used in the 2014 resource model for Deep Kerr also prepared by RMI; confirmation drilling during the 2014 campaign corroborated the major controls on copper and gold distribution and the predictability of the initial resource model.

Grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of mineral resources of Deep Kerr consisted primarily of data collected from 45 core drill holes totaling more than 50,000 meters of core drilling completed between 2012 and 2014. RMI reviewed the quality assurance/quality control protocols and results from Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.  Historical drill hole results were used in conjunction with the 45 recent Seabridge core holes to estimate block grades for the upper portion of the Deep Kerr resource.

The underlying geological model for Deep Kerr consists of a broad zone of altered rock representing several relic intrusions measuring about 2,000 meters north-south by 600 meters east-west and roughly 1,500 meters in depth. Subtle to profound variations in the alteration intensity and style within these intrusions were used to define grade boundaries between geological units.  Quartz stockwork vein density and metal distribution also combined to establish domains of grade continuity.  The 3-dimensional copper and gold envelopes restricted the estimate of block grades and reflected the geometry of the mineralizing controls. The defining characteristic that distinguishes Deep Kerr from other deposits at KSM is that pyrite is markedly decreased relative to copper-bearing minerals.

Block net smelter return value (“NSR” value) has been calculated by Moose Mountain Technical Services using process recovery formulae developed by TetraTech. This NSR value reflects metal prices, US currency exchange rate, and offsite transportation, smelting, and refining charges.

Deep Kerr was treated as a block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for Deep Kerr. Golder produced several block cave optimizations on the block model prepared by RMI to establish separate draw point elevations at various NSR draw point shut-offs. A $20 NSR shutoff case generated three conceptual cave footprints that were extruded upward approximately 500 meters. Resources were tabulated for each of the three hypothetical draw point elevations using various NSR cut-off grades, which is a common industry practice for this type of a deposit. A NSR cutoff value of $20 was used to tabulate resources. Evaluation of the economic potential of Deep Kerr was based on metal prices of $3.30 per pound of copper, $1250.00 per ounce of gold, $23.00 per ounce of silver, $14.40 per pound of molybdenum and estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

This updated Deep Kerr inferred resource was segregated from the previously disclosed Kerr deposit resources and reserves as of June 2012.  Blocks inside the 2012 reserve pit or 2012 mineral resource blocks above 0.5 g/T gold equivalent were flagged so that they could be excluded from any resource tabulations. This process replaces the arbitrary fifty (50) meter buffer zone that was used to exclude 2012 reserves and resources for the end of year 2013 Deep Kerr inferred resources disclosed in 2014.

Deep Kerr Undiluted Inferred Mineral Resources

NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

8.0	1,137,388	0.43	10,737	0.27	10,361	1.7	62,768	24	60,716
12.0	1,034,295	0.46	10,457	0.29	9,805	1.8	58,370	25	57,942
16.0	914,082	0.50	9,994	0.31	9,069	1.8	52,902	27	53,628
20.0	781,740	0.54	9,324	0.33	8,179	1.9	46,866	27	47,137
24.0	639,586	0.60	8,416	0.35	7,170	1.9	39,932	28	38,861
28.0	520,334	0.66	7,517	0.37	6,224	2.0	33,524	28	31,702
32.0	429,052	0.71	6,728	0.39	5,389	2.0	28,057	28	26,365

The above table reports undiluted inferred mineral resources above various NSR cut-off grades that are contained within three conceptual block cave shapes. The conceptual block cave shapes that were used to define the Deep Kerr inferred resources are based on approximately 500 meter cave heights. Further engineering work will optimize the cave heights to enhance overall project economics and reduce dilution. Infill drilling within the currently recognized inferred resource will be required to allow for detailed block cave optimization and a more accurate assessment of dilution. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

To indicate the potential significance of Deep Kerr, we have prepared the following table of proven and probable reserves reported by major producing copper-gold projects around the world. This data has been assembled from the latest available public disclosures by these companies.

Project	Owner	Location	Tonnes (millions)	Copper Grade (%)	Gold Grade (g/T)
Batu Hijau	Newmont	Indonesia	709	0.41	0.30
Bingham Canyon	Rio Tinto	United States	693	0.45	0.18
Cadia East	Newcrest Mining	Australia	1,800	0.28	0.49
Grasberg	Freeport	Indonesia	2,269	0.83	0.94
Oyu Tolgoi	Rio Tinto	Mongolia	1,021	0.45	0.29

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2014 program including blank and reference standards, in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) the announcement of and the timing of the announcement of a resource estimate for the Iron Cap Lower Zone; (iii) the shape of the deposit supporting the most cost-effective underground mining methodologies; (iv) amenability of the Deep Kerr zone to block cave mining;  (v) the Deep Kerr deposit maturing into an outstanding opportunity for a large operation attractive to base metal miners and gold producers; ; (vi) the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) being reasonable and the Seabridge drill samples being reproducible and suitable for estimating mineral resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net